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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   [X]         Form 40-F    [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes     [ ]        No   [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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                                  ATTUNITY LTD



6-K Items


1. Press Release re Investor Group Led by Shimon Alon, Ron Zuckerman, Aki Ratner and GF Capital Exercising their Option to Purchase $2 Million Five-Year Convertible Debenture and Warrants

                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

Investor Group Led by Shimon Alon, Ron Zuckerman, Aki Ratner and GF Capital Exercises Option to Purchase $2 Million Five-Year Convertible Debenture and Warrants

Wednesday February 4, 4:57 pm ET

WAKEFIELD, Mass., Feb. 4 /PRNewswire-FirstCall/ -- Attunity Ltd. (Nasdaq: ATTU -
News), a leading provider of standards-based data integration middleware, announced today that a group of investors headed by Shimon Alon, Ron Zuckerman, Aki Ratner and GF Capital have exercised their option, granted on December 29, 2003, to invest $2 million in a five-year convertible debenture, convertible at $1.75 per share, and warrants to purchase 450,000 ordinary shares at an exercise price of $1.75 per share. The investment is contingent upon the execution of a definitive agreement and shareholder approval, at a special meeting to be scheduled shortly.

On December 30, 2003 the group purchased, from various Special Situations Funds, an aggregate of 2,043,146 ordinary shares plus warrants to purchase 2,208,489 shares at an exercise price of $1.75 per share and 736,162 shares at an exercise price of $2.25 per share.


"This follow-on investment reflects the group's confidence in Attunity's potential," said Arie Gonen, Chairman and CEO of Attunity. "I am very pleased with the addition of Aki Ratner, recently the President of Precise Software Solutions, to the investors group. The leadership and experience of Shimon Alon, Aki Ratner and Ron Zuckerman have already begun to add significant value to our management team. Attunity has a renewed focus on growth strategies and organizational strength in our efforts to capitalize on the growing demand for Attunity products."


About Attunity


Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. For more information, visit www.attunity.com or email info@attunity.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.



[GRAPHIC OMITTED]

Source: Attunity Ltd.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  ATTUNITY LTD
                                                  ------------
                                                  (Registrant)



                                                 By: /s/Arie Gonen
                                                     -----------------
                                                     Chairman




Date: February 5, 2004